# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L202
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0000919574-21-007400
Filed by CIK 0001770440
Persons authorized to receive notices and communications: Anastasios Margaronis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9470-100

## Reporting persons
- Anastasios Margaronis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,540,319; sole dispositive power 0; shared dispositive power 1,540,319; aggregate amount beneficially owned 1,540,319 (17.03% of the class)
- Anamar Investments Inc (CIK 0001770440): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,540,319; sole dispositive power 0; shared dispositive power 1,540,319; aggregate amount beneficially owned 1,540,319 (17.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 15 (the "Amendment No. 15") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on December 13, 2021 (the "Schedule 13D") as amended on October 6, 2023, October 16, 2023, October 18, 2023, November 24, 2023, December 15, 2023, January 22, 2024, February 22, 2024, March 7, 2024, March 28, 2024, June 12, 2024, June, 26, 2024, August 29, 2024, October 17, 2024 and December 2, 2024 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 15 is being filed to report an increase in the percentage ownership of Shares the Reporting Persons may be deemed to beneficially own through its ownership of the Issuer's Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Person's option (subject to certain ownership restrictions contained in the Series D Preferred Stock statement of designation) as a result of a change in the Series D Preferred Stock's conversion price.

## Item 2. Identity and Background
Name of person filing: This amended Schedule 13D is being filed on behalf of Anastasios Margaronis ("Margaronis"), a citizen of Greece, and Anamar Investments Inc., a Marshall Islands corporation ("Anamar"). Margaronis and Anamar are collectively referred to as the "Reporting Persons" Margaronis may be deemed to beneficially own all of the issued and outstanding shares of Anamar, as the result of Margaronis' ability to control the vote and disposition of such shares.
Residence or business address: The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: To the best of the Reporting Persons' knowledge, the Reporting persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best of the Reporting Persons' knowledge, the Reporting persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As partial consideration for the Issuer's purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. ("Diana Shipping"), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the "Series D Preferred Stock") to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer's Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022 and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders (other than those electing to receive shares of Series D Preferred Stock) of record as of the respective distribution record dates (the "Record Dates"), on a pro rata basis (both distributions referred to as the "Distributions"). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Dates, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons' option, subject to certain ownership restrictions contained in the Series D Preferred Stock's statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuer's common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Pursuant to a share purchase agreement dated October 15, 2024 (the "Share Purchase Agreement"), Anamar purchased shares of Series D Preferred Stock from Abra Marinvest Inc. for due consideration.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Shares in connection with the Distributions and Share Purchase Agreement as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 18, 2024, the Issuer had 7,504,982 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares:
Number of shares as to which each person has sole or shared power to vote or dispose:
Anamar is the record holder of 1,977 shares of Series D Preferred Stock, convertible into an aggregate of 1,540,319 Shares, representing 17.03% of the Issuer's issued and outstanding Shares, which Margaronis indirectly may be deemed to beneficially own, as the result of his ability to control the vote and disposition of such entity.

Anamar has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 1,540,319 Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,540,319 Shares.
Transactions in the class effected during the past sixty days: No transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On October 15, 2024, the Issuer entered into a preferred stock conversion agreement (the "Conversion Agreement") with Anamar (the "Holder") pursuant to which the Holder, together with its respective affiliates, agree not to exercise, and the Company agrees not to convert, the Holders' shares of Series D Preferred Stock to the extent that after giving effect to such exercise and conversion the Holder and its affiliates would beneficially own in excess of 14.99% of the Issuers' shares of common stock immediately outstanding after giving effect to the issuance of shares of common stock issuable upon exercise and conversion of the shares of Series D Preferred Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement (previously filed).

## Signatures
- Anastasios Margaronis: /s/ Anastasios Margaronis, Anastasios Margaronis (12/20/2024)
- Anamar Investments Inc: /s/ Anastasios Margaronis, Anastasios Margaronis, Principal (12/20/2024)